May 2, 2025

VIA EDGAR

Mr. Frank Knapp

Ms. Jennifer Monick

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Global Net Lease, Inc.

Form 10-K for fiscal year ended December 31, 2024

Filed February 27, 2025

File No. 001-37390

Dear Mr. Knapp and Ms. Monick:

On behalf of Global Net Lease, Inc. (the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Christopher Masterson of the Company, dated April 30, 2025 (the “April 30th  Letter”). For convenience of reference, the Staff’s comment contained in the April 30th Letter is reprinted below in bold type and is followed by the corresponding response of the Company.

Form 10-K for fiscal year ended December 31, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Year Ended December 31, 2024 to the Year Ended December 31, 2023,

1.

We note you have identified multiple factors that impact your operating results but it does not appear that you have separately quantified each factor. For example purposes only, you state that the decrease in revenue in your office segment was primarily driven by dispositions during the year ended December 31, 2024, partially offset by a full period of revenue in the year ended December 31, 2024 attributable to properties acquired from RTL on the Acquisition Date for the year ended December 31, 2024. When there are multiple factors impacting your operating results, please revise your disclosures in future periodic filings to separately quantify the impact from each factor.

The Company acknowledges the Staff’s comment and advises the Staff that it will make the requested revisions to the Company’s disclosure in the Company’s Form 10-Q for the quarter ended March 31, 2025 and in future filings with the Commission.

*************

Mr. Frank Knapp

Ms. Jennifer Monick

U.S. Securities and Exchange Commission

May 2, 2025

Please feel free to contact me at (332) 265-2074 should you require additional information or have any questions.

Sincerely,

GLOBAL NET LEASE, INC.

By:	/s/ Christopher Masterson
Christopher Masterson
Chief Financial Officer

Cc:	Joseph A. Herz and Win Rutherfurd, Greenberg Traurig, LLP
Dana Van Wie, PricewaterhouseCoopers, LLP